Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

July 28, 2006

The U.S. Securities and Exchange Comm
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finan
Mail Stop 3-2
Washington, D.C. 20549


06015805

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Acquisition of Treasury Stocks**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

8/8

To Our Shareholders

July 25, 2006

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Acquisition of Treasury Stocks

(Acquisition of treasury stocks pursuant to the provisions of the Articles of Incorporation under the provisions of Article 165, paragraph 2 of the Corporation Law)

The Company adopted a resolution at the board of directors' meeting held on July 25, 2006 to acquire treasury stocks under the provisions of Article 156 of the Corporation Law the reading of which has been changed to be applied under the provisions of Article 165, paragraph 3 of the Corporation Law. It is hereby announced as follows.

1. Reasons for Acquisition of Treasury Stocks

   To carry out expeditious capital policy.

2. Details of Acquisition

   (1) Type of shares to be acquired — Common shares of the Company

   (2) Total number of shares to be acquired — 500,000 shares (upper limit)

   (3) Total acquired amount of shares — ¥1,250,000,000 (upper limit)

   (4) Period for acquiring treasury stocks — From August 1, 2006 to January 19, 2007

(Reference) Holding state of treasury stocks as of June 30, 2006

- Total number of outstanding Shares (excluding treasury stocks) — 35,492,447 shares
- Number of treasury stocks — 1,054,582 shares